UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-33616

E-HOUSE (CHINA) HOLDINGS LIMITED

Qiushi Building, 11/F

No.383 Guangyan Road, Zhabei District

Shanghai 200072

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒              Form 40-F          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-House (China) Holdings Limited

By	:	/s/ Bin Laurence
Name:	:	Bin Laurence
Title:	:	Chief Financial Officer

Date: April 15, 2016

Exhibit Index

Exhibit 99.1 —	Press Release dated April 15, 2016
Exhibit 99.2 —	Agreement and Plan of Merger, dated as of April 15, 2016, by and among E-House (China) Holdings Limited, E-House Holdings Ltd. and E-House Merger Sub Ltd.